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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


     CAPITAL PACIFIC HOLDINGS, INC. (formerly J.M. Peters Company, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                      14040M/10/4 (formerly 716035/10/0)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Hadi Makarechian
  4100 MacArthur Boulevard
  Newport Beach, California 92660                               (714) 622-8400
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               October 7, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4 (formerly 716035/10/0)                   PAGE 2 OF 9 PAGES
         -----------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CPH 2, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      4,113,656.4
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      4,113,656.4
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,113,656.4
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4 (formerly 716035/10/0)                   PAGE 3 OF 9 PAGES
         -----------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CPH 3, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      4,640,693.6
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      4,640,693.6
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,640,693.6
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4 (formerly 716035/10/0)                   PAGE 4 OF 9 PAGES
         -----------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hadi Makarechian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      4,640,693.6
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      4,113,656.4
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      4,640,693.6
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      4,113,656.4
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,754,350
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       58.38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4 (formerly 716035/10/0)                   PAGE 5 OF 9 PAGES
         -----------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dale Dowers
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      4,113,656.4
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      4,113,656.4
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,113,656.4
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4 (formerly 716035/10/0)                   PAGE 6 OF 9 PAGES
         -----------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barbara Makarechian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      4,113,656.4
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      4,113,656.4
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,113,656.4
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          STATEMENT ON SCHEDULE 13D/A


         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the original Schedule 13D (as amended, the "Schedule 13D") filed by the reporting persons on January 10, 1995, as amended by Amendment No. 1 ("Amendment No. 1") filed on September 30, 1997. All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 5.          Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety by inserting the following in lieu thereof:

         On October 7, 1997 with effect as of October 1, 1997, CPH 2, L.L.C. ("LLC") and CPH 3, L.L.C. ("CPH3") sold to California Housing Finance, L.P. ("CHF"), in a privately negotiated transaction described in detail in Item 6 of Amendment No. 1, an aggregate of 2,484,340 shares of Common Stock of CPH for an aggregate purchase price of $10,000,000. LLC sold to CHF 525,000 of such shares. As of the date of this Amendment No. 2, LLC is the beneficial owner of 4,113,654.4 shares of Common Stock of CPH representing approximately 27.43 per cent of the 14,995,000 shares of Common Stock issued and outstanding. LLC has the sole power to vote or direct the vote, and to dispose or direct the disposition of all such shares.

         As set forth above, on October 7, 1997 with effect as of October 1, 1997, CPH3 and LLC sold to CHF, in a privately negotiated transaction described in detail in Item 6 of Amendment No. 1, an aggregate of 2,484,340 shares of Common Stock of CPH for an aggregate purchase price of $10,000,000. CPH3 sold to CHF 1,959,340 of such shares. As of the date of this Amendment No. 2, CPH3 is the beneficial owner of 4,640,693.6 shares of Common Stock of CPH representing approximately 30.95 per cent of the 14,995,000 shares of Common Stock issued and outstanding. CPH3 has the sole power to vote or direct the vote, and to dispose or direct the disposition of all such shares.

         Hadi Makarechian, as a member of LLC, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 4,113,656.4 shares of Common Stock of CPH held by LLC. Mr. Makarechian, as the owner of 100 per cent of the membership interest of CPH3, has the sole power to vote or direct the vote, and to dispose or direct the disposition of the 4,640,693.6 shares of Common Stock of CPH held by CPH3.

         Dale Dowers, as a member of LLC, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 4,113,656.4 shares held by LLC.

         Barbara Makarechian, as a member of LLC, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 4,113,656.4 shares held by LLC.

Item 6.          Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer

         Item 6 of Amendment No. 1 is amended by adding the following information to the end thereof:

         The transactions described in detail in Item 6 of Amendment No. 1 were consummated on October 7, 1997 effective as of October 1, 1997. As more fully set forth in Amendment No. 1, LLC and CPH3 agreed to sell to CHF, pursuant to a Stock Purchase Agreement, Escrow Agreement, Investment and Stockholder Agreement, Registration Rights Agreement and Indirect Stockholder Agreement (collectively, the "Agreements"), a total of 2,484,340 shares of Common Stock of CPH for an aggregate purchase price of $10,000,000. LLC sold to CHF 525,000 of such shares and CPH3 sold to CHF 1,959,340 of such shares. The sale was consummated pursuant to the terms of the Agreements, including but not limited to the Registration Rights Agreement and the Investment and Stockholder Agreement which were executed on October 1, 1997. The final form of the Registration Rights Agreement and the Indirect Stockholder Agreement are filed herewith as Exhibits 2 and 3, respectively. The Stock Purchase Agreement, Escrow Agreement and Investment and Stockholder Agreement were filed as Exhibits 2, 3 and 4, respectively, to Amendment No. 1.

Item 7.          Material to be Filed as Exhibits

         Exhibit 1: Written agreement pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 2: Registration Rights Agreement.

         Exhibit 3: Indirect Stockholder Agreement.


                         [SIGNATURES ON FOLLOWING PAGE]

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated as of the 10th day of October, 1997.



                                              CPH 2, L.L.C.


                                              By: /s/ Hadi Makarechian
                                                      Hadi Makarechian, Member


                                              CPH 3, L.L.C.


                                              By: /s/ Hadi Makarechian
                                                      Hadi Makarechian, Member


                                              /s/ Hadi Makarechian
                                                  Hadi Makarechian

                                              /s/ Dale Dowers
                                                  Dale Dowers

                                              /s/ Barbara A. Makarechian
                                                  Barbara A. Makarechian